Exhibit 4.1(a)

EXTENSION NOTICE

Envirostar, Inc. ("Borrower")
c/o Mr. Michael S. Steiner
President, Chief Executive Officer
290 N.E. 68th Street
Miami FL 33138

October 16, 2013

Re:	Notice of Extension of Revolving Line of Credit Obligor Number: 0263991449

Dear Borrower:

WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank") is pleased to inform you that your line of credit in the amount of $2,250,000 (the "Credit") has been approved for extension. The new final payment date will be November 1, 2014. Subject to applicable terms of the existing loan documentation, advances under the line of credit will be available until November 1, 2014. Your Credit remains subject to all terms and conditions of existing loan documentation, as modified by this Extension Notice. Payments as set forth in the loan documents will continue to be due during the extension period. Except as expressly provided in this Notice, all terms and conditions of the Credit will remain unchanged.

If you do not desire the extension of the Credit on these terms, you must (i) deliver to Wells Fargo Bank, National Association, at 200 South Biscayne Boulevard, 15t Floor, Miami, Florida 33131, a written rejection of the extension within 10 days from the date of this letter, (ii) not draw any additional funds under the Credit, and (iii) promptly make arrangements with the Bank, to pay the matured balance of the Credit.

If you have any questions, please do not hesitate to call me at 305-789-1224. We appreciate your business and look forward to continuing to serve as your business bank.

Very truly yours, WELLS FARGO BANK, NATIONAL ASSOCIATION By: /s/ Amy L. Brown Amy L. Brown, Vice President